June 5, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Juan Grana and Jane Park

Re:	Golden Arrow Merger Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed May 13, 2024 File No. 333-276849

Dear Mr. Grana and Ms. Park:

On behalf of Golden Arrow Merger Corp. (the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated May 30, 2024 (the “Comment Letter”) with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-4, filed by the Company on May 13, 2024.

The Company has filed via EDGAR Amendment No. 3 to the Registration Statement on Form S-4 (the “Amendment No. 3 to the Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 3 to the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 3 to the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

Cover Page

1.	Please revise your cover page disclosure to note that GAMC’s securities listed on Nasdaq may be suspended from trading or delisted because GAMC’s extension of the termination date to September 19, 2024 contravenes Nasdaq IM 5101-2. In particular, please disclose that GAMC attended a hearing before the Nasdaq Hearings Panel on May 16, 2024, and discuss the outcome of the hearing. Please also include a cross reference to the risk factor disclosure on page 61.

Response: In response to the Staff’s comment, the cover page of Amendment No. 3 to the Registration Statement has been revised.

Risk Factors

A limited number of customers, distributors and collaboration partners account for a material portion of our revenue and they may..., page 44

2.	We note your response to comment 4 and reissue the comment in part. Please revise to disclose the minimum purchase requirements pursuant to the supply and license agreement with Vegamour.

Response: In response to the Staff’s comment, the disclosure on page 44 of Amendment No. 3 to the Registration Statement has been revised.

June 5, 2024

The Second Extension contravenes Nasdaq rules and, as a result, may lead Nasdaq to suspend trading in our securities..., page 61

3.	We note your response to comment 5. Please further revise your disclosure to more fully discuss the risk to investors from GAMC’s securities potentially being delisted prior to completion of the business combination. In addition, please discuss the potential impact of required compliance with Rule 419 if GAMC’s securities are delisted from Nasdaq. Please also elaborate further on each of the material adverse consequences disclosed on page 62.

Response: In response to the Staff’s comment, the disclosure on pages 61 to 63 of Amendment No. 3 to the Registration Statement has been revised.

The Background of the Business Combination, page 98

4.	We note your response to comment 12 and reissue the comment in part. Please revise to explain how BTIG identified Bolt Threads as a potential target for the business combination.

Response: In response to the Staff’s comment, the disclosure on page 103 of Amendment No. 3 to the Registration Statement has been revised.

5.	We note your response to comment 13. Please revise to discuss Bolt Threads’ estimates for addressable market by market segmentation, customer sales pipeline information, potential material costs based on production volume, and potential income statements dependent on achievement of revenue goals.

Response: In response to the Staff’s comment, the disclosure on page 104 of Amendment No. 3 to the Registration Statement has been revised.

6.

We note your response to comment 14 and reissue the comment in part. Please revise to further elaborate on GAMC management’s calculations for arriving at the valuation of $250 million for Bolt Threads. In particular, please explain how each of the factors, including the total addressable market of $3.3 billion to $4.0 billion, was weighed in order to reach the final valuation amount.

Response: In response to the Staff’s comment, the disclosure on page 105 of Amendment No. 3 to the Registration Statement has been revised.

The GAMC Board’s Reasons for the Approval of the Business Combination, page 107

7.	We note your response to comment 19 and reissue the comment. Please revise to explain how the GAMC Board considered each of the uncertainties, risks and other potentially negative factors concerning the business combination.

Response: In response to the Staff’s comment, the disclosure on pages 110 to 111 of Amendment No. 3 to the Registration Statement has been revised.

June 5, 2024

Material U.S. Federal Income Tax Considerations of the
Redemption Rights and the Business Combination, page 126

8.	We note your responses to comments 21 and 22, but we are not persuaded by your response and reissue the comment. We refer to your disclosure on page 2 of Annex A that “it is intended that the Merger shall qualify as a reorganization within the meaning of Section 369(a) of the Code, that Bolt Threads, Merger Sub and GAMC are parties to such reorganization within the meaning of Section 368(b) of the Code...” Please provide a tax opinion covering the material tax consequences of the merger and state that the disclosure in this section represents the opinion of counsel.

Response: In response to the Staff’s comment, the Company has filed a tax opinion as Exhibit 8.1 of Amendment No. 3 to the Registration Statement.

Information About Bolt Threads, page 147

9.	We note your response to comment 23. We also note your revised disclosure that your “expected average sale price of b-silk [is] based on [y]our historical sales and internal sales forecasts”. Please revise to discuss these internal sales forecasts.

Response: In response to the Staff’s comment, the disclosure on page 154 of Amendment No. 3 to the Registration Statement has been revised.

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon

cc:	Timothy Babich – Chief Executive Officer